15046143

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67719

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/14** (MM/DD/YY) AND ENDING **12/31/14** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **ETC Brokerage Services, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 Equity Way
(No. and Street)

Westlake (City) **Ohio** (State) **44145** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Steve Bocan **(440) 323-5491**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RADACHI AND COMPANY, Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

900 E. Broad St., Suite A (Address) **Elyria** (City) **Ohio** (State) **44035** (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 26 2015
REGISTRATIONS BRANCH

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

14

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Steve Bocan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ETC BROKERAGE SERVICES, LLC, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

RITA L. GRASSO
Notary Public
In and for the State of Ohio
My Commission Expires
July 15, 2015

Signature

Chief Compliance Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ETC BROKERAGE SERVICES, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2014

RADACHI AND COMPANY

Certified Public Accountants and Business Consultants

900 EAST BROAD STREET, SUITE A, ELYRIA, OHIO 44035 • (440) 365-3115 • FAX: (440) 365-4668

ETC BROKERAGE SERVICES, LLC

TABLE OF CONTENTS

December 31, 2014

RADACHI AND COMPANY
Certified Public Accountants and Business Consultants

900 East Broad Street, Suite A
Elyria, Ohio 44035
Telephone (440) 365-3115 • Fax (440) 365-4668

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of ETC Brokerage Services, LLC
Westlake, Ohio

We have audited the accompanying statement of financial condition of ETC Brokerage Services, LLC (the Company) as of December 31, 2014, and the related statements of income, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of ETC Brokerage Services, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ETC Brokerage Services, LLC as of December 31, 2014, and the results of their operations and their cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplementary information on pages 11 and 12 has been subjected to audit procedures performed in conjunction with the audit of ETC Brokerage Services, LLC's financial statements. The supplementary information is the responsibility of ETC Brokerage Services, LLC's management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Radachi and Company

February 19, 2015

ETC BROKERAGE SERVICES, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2014

ASSETS

ASSETS:				
Cash	$	105,178		
Receivables: (Note 1)				
Mutual fund income		39		
Prepaid expenses		34,452		
Total current assets			$	139,669
OTHER ASSETS:				
Goodwill (Note 1)		3,500		
Restricted cash (Note 2)		50,000		
Total other assets				53,500
Total assets			$	193,169

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES:				
Accounts payable	$	26,952		
Accrued expenses		4,751		
Total liabilities			$	31,703
MEMBERS' EQUITY:				161,466
Total liabilities and members' equity			$	193,169

The accompanying notes are an integral part of the financial statements.
See Report of Independent Registered Public Accounting Firm.

ETC BROKERAGE SERVICES, LLC

STATEMENT OF INCOME

Year Ended December 31, 2014

REVENUE:		
Commissions	$ 372,594	
Administrative fees	120,000	
Interest and dividends	3,167	
Mutual fund income	98,731	
Other income	8,778	$ 603,270
EXPENSES:		
Salaries and other compensation	192,688	
Employee benefits and taxes	60,395	
Trading errors	35,376	
Commission and clearance	188,135	
Insurance	763	
Interest	8,051	
License and permits	49,136	
Occupancy	300	
Office and administrative	72,653	
Professional fees	56,356	
Regulatory fees	428	
Taxes	225	664,506
NET LOSS		$ (61,236)

The accompanying notes are an integral part of the financial statements.
See Report of Independent Registered Public Accounting Firm.

ETC BROKERAGE SERVICES, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

Year Ended December 31, 2014

BALANCE - Beginning of year	$ 222,702
DEDUCTION - Net loss	(61,236)
BALANCE - End of year	$ 161,466

The accompanying notes are an integral part of the financial statements.
See Report of Independent Registered Public Accounting Firm.

ETC BROKERAGE SERVICES, LLC

STATEMENT OF CASH FLOWS

Year Ended December 31, 2014

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(61,236)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:		
(Increase) decrease in:		
Receivables		51,244
Prepaid expenses		(2,960)
Increase (decrease) in:		
Accounts payable and accrued expenses		21,423
Net cash provided by operating activities		8,471
NET INCREASE IN CASH		8,471
CASH - Beginning of year		146,707
CASH - End of year	$	155,178

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:		
Cash paid during the year for interest	$	8,051
Cash paid during the year for income taxes	$	0

The accompanying notes are an integral part of the financial statements.
See Report of Independent Registered Public Accounting Firm.

ETC BROKERAGE SERVICES, LLC

NOTES TO FINANCIAL STATEMENTS

December 31, 2014

Note 1. Summary of Significant Accounting Policies:

A. Business Activity:

The Company operates principally in the securities industry as a broker-dealer on a fully disclosed basis and is registered with the Securities and Exchange Commission (SEC). The Company is a member of the Financial Industry Regulatory Authority (FINRA). The Company is located in Westlake, Ohio and the majority of its customers are located in northeast Ohio with the remaining customers located throughout the United States.

B. Receivables:

The Company considers receivables to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to expense when that determination is made.

C. Estimates:

The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

D. Cash and Cash Equivalents:

For purposes of the statement of cash flows, the Company considers all highly-liquid investments with an initial maturity of three months or less to be cash equivalents.

E. Concentration of Risk:

The Company maintains a cash balance at a bank. The account at the bank is fully insured by the Federal Deposit Insurance Corporation.

Approximately 97% of the Company's revenue is generated from the accounts of customers of Equity Trust Company, a related party.

Note 1. Summary of Significant Accounting Policies (Continued):

F. Goodwill

Goodwill represents the excess of the cost of acquiring the Company over the fair market value of identified net assets at the date of acquisition, and is reflected at cost on the statement of financial condition. FASB ASC 350 addresses the recognition and measurement of goodwill and other intangibles subsequent to their acquisition. Under those rules, goodwill will not be amortized but is subject to annual impairment tests. Upon qualitative review, we are not aware of any events that would require additional testing for goodwill impairment. No impairment expense was recorded in 2014.

Note 2. Restricted Cash:

The Company has a deposit in escrow in the amount of $50,000 that is required by COR Clearing Services, LLC, a broker clearing house.

Note 3. Net Capital Requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2014, the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company had net capital of $123,475, which was $73,475 in excess of its required net capital of $50,000. The Company's net capital ratio was 2.47 to 1.

Note 4. Report Disclosure:

Part III of the ETC Brokerage Services, LLC Focus Report (Form X-17A-5) dated December 31, 2014 filed with the Securities and Exchange Commission is available for examination and copying at the principal office of the Company in Westlake, Ohio, and at the Chicago, Illinois regional office of the Commission.

Note 5. Income Taxes:

The Company is a limited liability company that files its income tax returns on the accrual basis as a partnership for federal and state income tax purposes. As such, the Company does not pay income taxes, as any income or loss is included in the income tax returns of the individual members. Accordingly, no provision is made for federal or state income taxes in the financial statements.

Note 5. Income Taxes (Continued):

The Company follows the provisions of FASB ASC 740, *Income Taxes*, that establishes a single approach to address uncertainty in the recognition of deferred tax assets and liabilities.

As of December 31, 2014, there were no positions for which management believes it is reasonably possible that the total amounts of tax contingencies will significantly increase or decrease within 12 months of the reporting date. The 2011 through 2013 tax years remain subject to examination by the IRS.

The Company files tax returns in the U.S. federal jurisdiction, two state jurisdictions, and a local jurisdiction. As of 2014, no uncertain tax positions are under audit for any of the Company's tax jurisdictions.

Note 6. Related Party Transactions:

The Company has an operating agreement with a related party, Equity Administrative Services, Inc., to provide broker support functions. The agreement requires monthly payments of $10,000. Administrative fee income amounted to $120,000 for the year ended December 31, 2014.

Equity Administrative Services, Inc., a related party, provides office space, equipment, technology services, and administrative services to the Company.

Note 7. Subsequent Events:

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through February 19, 2015, the date the financial statements were issued.

SUPPLEMENTARY INFORMATION

ETC BROKERAGE SERVICES, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2014

NET CAPITAL		
Total Members' Equity	$ 161,466	
Add:		
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital	0	
B. Deferred federal income taxes	0	
Total capital and allowable subordinated liabilities		$ 161,466
Deductions and/or Charges:		
Non-allowable assets:		
Receivable from customers	0	
Due from related parties	0	
Other assets	37,991	37,991
Net Capital before Haircuts on Securities Positions		123,475
Haircuts on Securities (Computed, where applicable, pursuant to 15c3-1 (f)):		
A. Trading and investment securities:		
Stocks and warrants	0	
Other Securities	0	
B. Undue concentration	0	0
		$ 123,475

RECONCILIATION WITH COMPANY'S COMPUTATION
(Included in Part II of Form X-17A-5 as of December 31, 2014)

Net Capital, as reported in Company Part II unaudited FOCUS report		$ 129,896
Increase in assets	$ 24,780	
Increase in liabilities	(31,201)	
Increase in non-allowable assets	0	
Increase in undue concentration	0	(6,421)
Net capital per above		$ 123,475

See Report of Independent Registered Public Accounting Firm.

ETC BROKERAGE SERVICES, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2014

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required	$ 2,115
Minimum dollar net capital requirement of reporting broker or dealer	$ 50,000
Net capital requirement	$ 50,000
Excess net capital	$ 73,475
Excess net capital at 1500%	$ 121,360
Excess net capital at 1000%	$ 120,305
Ratio: Aggregate indebtedness to net capital	.26 to 1

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition	
Accounts payable	$ 26,952
Accrued expenses	4,751
Total aggregate indebtedness	$ 31,703
Percentage of aggregate indebtedness to net capital	26 %
Percentage of debt-to-debt equity total computed in accordance with rule 15c3-1(d)	0 %

See Report of Independent Registered Public Accounting Firm.